EXHIBIT 22

List of Subsidiary Guarantors

The following sets forth the subsidiary guarantors of our 4.875% senior notes due 2025, our 8.25% senior notes due 2029 and our 4.75% senior notes due 2030 as of December 31, 2024.

Name of Subsidiary Guarantor	Jurisdiction of Incorporation

Range Resources—Pine Mountain, LLC	Delaware
Range Resources—Louisiana, Inc.	Delaware
Range Resources—Appalachia, LLC	Delaware
Range Production Company, LLC	Delaware
Range Resources—Midcontinent, LLC	Delaware